UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PENNYMAC FINANCIAL SERVICES, INC.
(Name of Issuer)

Class A Common Stock,
par value $0.0001 per share
(Title of Class of Securities)

70932B101
(CUSIP Number)

David Maryles
Managing Director
BlackRock, Inc.
55 East 52nd Street
New York, NY 10055
(212) 810-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 70932B101

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BLACKROCK, INC. (TIN: 23-0174431)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
16,026,090

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
16,030,399

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,030,399

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.2%

14	TYPE OF REPORTING PERSON
HC

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on February 28, 2014 by and on behalf of BlackRock, Inc. (the “Reporting Person”) with respect to the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of PennyMac Financial Services Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 3043 Townsgate Road, Westlake Village, California, 91361.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed by BlackRock, Inc. (the “Reporting Person”). The Reporting Person is a Delaware corporation that, through its subsidiaries, provides diversified investment management directly and indirectly through various investment products to institutions, intermediaries and individual investors. Investment management services primarily consist of the management of equity, fixed income, multi-asset class, alternative investment and cash management products. The Reporting Person, through its subsidiaries, offers its investment products in a variety of accounts, including open-end and closed-end mutual funds, iShares® exchange-traded funds, collective investment trusts and separate accounts.  In addition, the Reporting Person, through its subsidiaries, provides market risk management, financial markets advisory and enterprise investment system services to a broad base of clients. Financial markets advisory services include valuation services relating to illiquid securities, dispositions and workout assignments (including long-term portfolio liquidation assignments), risk management and strategic planning and execution. The principal office and business address of the Reporting Person is 55 East 52nd Street, New York, NY 10055.

For information required by Instruction C to Schedule 13D with respect to the officers and directors of the Reporting Person (collectively, the “Covered Persons”), reference is made to Schedule A annexed hereto and incorporated herein by reference.

During the last five years, none of the Reporting Person or, to the best of its knowledge, any of the Covered Persons has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule B, attached hereto, has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Person constitutes a "person" for any purposes other than Section 13(d) of the Act.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule 13D is hereby amended to add the following paragraphs:

On August 2, 2018, the Issuer entered into a Contribution Agreement and Plan of Merger (the “Reorganization Agreement”) to reorganize under a new public holding company, eliminate its “Up-C” structure and to transition to a single class of common stock held by all stockholders, as opposed to the two classes of common stock, Class A and Class B, that are currently authorized, issued and outstanding (the “Reorganization”). The parties to the Reorganization Agreement are: the Issuer; New PennyMac Financial Services, Inc. (“New PennyMac”); New PennyMac Merger Sub, LLC, (“Merger Sub”); Private National Mortgage Acceptance Company, LLC (the “LLC”); and contributors (the “Contributors”) listed on Exhibit A of the Reorganization Agreement, which includes BlackRock Mortgage Ventures, LLC, an indirect wholly owned subsidiary of the Reporting Person (“BLK MV”).

The Reorganization Agreement provides that, as part of the Reorganization, among other things, (i) Merger Sub will merge with and into the Issuer, with the Issuer surviving the merger as a wholly-owned subsidiary of New PennyMac, (ii) BLK MV and the other Contributors will exchange all of their Class A Units of the LLC on a one-for-one basis for shares of common stock of New PennyMac, (iii) each outstanding share of Class A Common Stock of the Issuer (including those held by BLK MV) will be converted on a one-for-one basis into shares of New PennyMac common stock, (iv) each outstanding share of Class B common stock of the Issuer (including any held by BLK MV) will be cancelled for no consideration, (v) New PennyMac’s certificate of incorporation and bylaws will be amended and restated to contain nearly identical provisions as those currently contained in the Issuer’s Amended and Restated Certificate of Incorporation and Second Amended and Restated Bylaws, (vi) New PennyMac will enter into an amended and restated stockholders agreement with BLK MV, which will have nearly identical terms to the current Stockholders Agreement (as defined and described in the Original Schedule 13D) currently in effect with the Issuer, and (vii) New PennyMac will enter into an amended and restated registration rights agreement with BLK MV and certain other persons, which will have nearly identical terms to the current Registration Rights Agreement (as defined and described in the Original Schedule 13D) currently in effect with the Issuer but will apply with respect to the New PennyMac common stock issued in connection with the Reorganization.

The consummation of the Reorganization is subject to specified conditions set forth in the Reorganization Agreement, including approval by holders of the Issuer’s Class A Common Stock and Class B Common Stock, voting together as a single class, at a special meeting of the stockholders.

The foregoing description is qualified in its entirety by reference to the Reorganization Agreement, which is incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and (b) of the Original Schedule 13D are hereby amended and restated as follows:

The information set forth on the cover page to this filing is incorporated by reference.

The Reporting Person beneficially owns an aggregate of 2,269,752 shares of Class A Common Stock of which 469,752 are Client Securities (as defined in the Original Schedule 13D) and 1,800,000 are Reporting Person Securities (as defined in the Original Schedule 13D).  In addition to the foregoing, the Reporting Person indirectly holds 13,760,647 Class A Units of the LLC, all of which are Reporting Person Securities.

The Reporting Person Securities and the Client Securities represent, in the aggregate, 41.2% of the total number of outstanding shares of Class A Common Stock, as calculated pursuant to Rule 13d-3(d).  The ownership percentage set forth above is based on 25,101,553 shares of the Class A Common Stock outstanding as of July 31, 2018, as set forth in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 2, 2018, plus 13,760,647 Class A Units in the LLC held by BLK MV.

The Reporting Person has the power to vote and dispose of the shares of Class A Common Stock that it beneficially owns other than 4,309 shares held for clients who have retained sole voting power over such shares.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Original Schedule 13D is hereby amended by adding the following:

On August 2, 2018, BLK MV entered into the Reorganization Agreement.  See Item 4.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Original Schedule 13D is hereby amended by adding the following:

Exhibit	Description

No. 99.6
Contribution Agreement and Plan of Merger, dated August 2, 2018, by and among PennyMac Financial Services, Inc., New PennyMac Financial Services, Inc., New PennyMac Merger Sub, LLC, certain contributors, and Private National Mortgage Acceptance Company, LLC (incorporated by reference to Exhibit 2.1 to New PennyMac’s Registration Statement on Form S-4 filed with the SEC on August 2, 2018).

No. 99.7	Power of Attorney, dated December 8, 2015, relating to BlackRock, Inc. (incorporated by reference to Exhibit B to Schedule 13G filed by BlackRock, Inc. on June 8, 2017 (SEC file number 005-48317).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2018

BLACKROCK, INC.

By:	/s/ David Maryles
Name:	David Maryles
Title:	Attorney-in-fact

Schedule A

The following is a list of the executive officers and directors of the Reporting Person, setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for each such person.

Executive Officers

Name	Position	Business Address	Citizenship

Laurence D. Fink	Chairman and Chief Executive Officer	55 East 52nd Street New York, NY 10055	U.S.

Robert S. Kapito	President	55 East 52nd Street New York, NY 10055	U.S.

Gary S. Shedlin	Senior Managing Director and Chief Financial Officer	55 East 52nd Street New York, NY 10055	U.S.

Robert L. Goldstein	Senior Managing Director and Chief Operating Officer	55 East 52nd Street New York, NY 10055	U.S.

Rachel Lord	Senior Managing Director and Head of Europe, Middle East and Africa	Drapers Gardens 12 Throgmorton Avenue London EC2N 2DL United Kingdom	U.K.

Robert W. Fairbairn	Senior Managing Director and Head of Strategic Partner Program	55 East 52nd Street New York, NY 10055	U.S.

J. Richard Kushel	Senior Managing Director and Global Head of Multi-Asset Strategies	55 East 52nd Street New York, NY 10055	U.S.

Mark S. McCombe	Senior Managing Director and Global Head of BlackRock Alternative Investors	400 Howard Street San Francisco, CA 94105	U.K.

Christopher J. Meade	Senior Managing Director, Chief Legal Officer and General Counsel	40 East 52nd Street New York, NY 10028	U.S.

Jeffrey A. Smith	Senior Managing Director and Global Head of Human Resources	55 East 52nd Street New York, NY 10055	U.S.

Ryan D. Stork	Senior Managing Director and Chairman of BlackRock Asia Pacific	16/F Champion Tower 3 Garden Road Central, Hong Kong	U.S.

Directors

Name	Principal Occupation or Employment	Business Address	Citizenship

Laurence D. Fink	Chairman and Chief Executive Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Robert S. Kapito	President	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Mathis Cabiallavetta	Public Company Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Switzerland

William S. Demchak	The PNC Financial Services Group, Inc. - President, Chairman and Chief Executive Officer	The PNC Financial Services Group, Inc. One PNC Plaza Avenue Pittsburgh, PA 15222	U.S.
William E. Ford	General Atlantic – Chief Executive Officer	General Atlantic Park Avenue Plaza 55 East 52nd Street, 33rd Floor New York, NY 10055	U.S.

Murry S. Gerber	Public Company Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Margaret L. Johnson	Microsoft Corporation – Executive Vice President of Business Development	Microsoft One Microsoft Way Redmond, WA 98052	U.S.

Sir Deryck Maughan	Retired	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.K.

Gordon M. Nixon	Public Company Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Canada

Charles H. Robbins	Cisco Systems, Inc. - Chief Executive Officer and Board Member	Cisco Systems, Inc. 170 West Tasman Drive San Jose, CA 95134	U.S.

Ivan G. Seidenberg	Retired	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Pamela Daley	Public Company Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Jessica Einhorn	Public Company Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Fabrizio Freda	The Estée Lauder Companies Inc. - President and Chief Executive Officer	The Estée Lauder Companies Inc. 767 Fifth Avenue, 40th Floor New York, NY 10153	Italy & U.S.

Cheryl D. Mills	BlackIvy Group - Chief Executive Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Marco Antonio Slim Domit	Grupo Financiero Inbursa, S.A.B. de C.V. - Chairman	Grupo Financiero Inbursa Av. Paseo de las Palmas, #736 Floor 1 Colonia Lomas de Chapultepec C.P. 11000, México D.F.	Mexico
Susan L. Wagner	Public Company Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Mark Wilson	Aviva plc – Chief Executive Officer	Aviva St. Helen’s 1 Undershaft London EC3P 3DQ	New Zealand

Schedule B

On January 17, 2017, BlackRock, Inc. (“BlackRock”) reached an agreement with the U.S. Securities and Exchange Commission (the “SEC”), resolving a matter regarding a provision in an old version of BlackRock’s form employee separation agreement that the SEC found violated the Dodd Frank Act’s whistleblower provisions. In the settlement with the SEC, BlackRock agreed to pay a $340,000 penalty and consented to the entry of an Administrative Order containing a finding that BlackRock violated Rule 21F-17 under the Securities Exchange Act of 1934 and ordering BlackRock to cease and desist from committing or causing any violations and any future violations of Rule 21F-17.